UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Ulticom, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

903844207
(CUSIP Number)

December 3, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)
☐          Rule 13d-1(c)
☒         Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903844207	Page 2 of 4 pages

1	NAMES OF REPORTING PERSONS: Comverse Technology, Inc.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-3238402
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

This Amendment No. 1 is being filed by Comverse Technology, Inc. (“Comverse”) to amend the Schedule 13G filed March 8, 2001 (the “Schedule 13G”), with respect to the common stock, no par value, of Ulticom, Inc. (“Issuer”).  On December 3, 2010, Comverse ceased to own any shares of common stock of Issuer.

Item 1(a)         Name of Issuer:

Ulticom, Inc.

Item 1(b)         Address of Issuer’s Principal Executive Offices:

1020 Briggs Road
Mount Laurel, New Jersey 08054

Item 2(a)         Name of Person Filing:

Comverse Technology, Inc.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

810 Seventh Avenue
New York, New York 10019

Item 2(c)          Citizenship:

New York

Item 2(d)         Title of Class of Securities:

Common Stock, no par value

Item 2(e)         CUSIP No.:

903844207

Item 3              Not applicable

Item 4.             Ownership

(a) Amount beneficially owned:  0

(b) Percent of class: 0

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  0

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to vote or to direct the disposition of:  0

Page 3 of 4 Pages

(iv) Shared power to vote or to direct the disposition of:  0

Item 5
Ownership of Five Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6              Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8              Identification and Classification of Members of the Group

Not Applicable

Item 9              Notice of Dissolution of Group

Not Applicable

Item 10            Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2011
COMVERSE TECHNOLOGY, INC.

By:	/s/ Shefali A. Shah
Name:	Shefali A. Shah
Title:	Senior Vice President, General Counsel and Corporate Secretary

Page 4 of 4 Pages